Exhibit 99.1

Hollinger Inc.
Status Update: May 19, 2006

TORONTO, Ontario, May 19, 2006-- Hollinger Inc. ("Hollinger") (TSX:HLG.C; TSX:HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended (the "MCTO"), was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Updates and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

On May 12, 2006 the Ontario Superior Court of Justice approved the appointment of Patrick Hodgson, Robert Gillespie and G. Wesley Voorheis as directors of the Company. Mr. Hodgson is a Partner at KJ Harrison and Partners, a Toronto-based investment manager, and has extensive management and board experience. Mr. Gillespie is President of Gilvest Inc., serves on a number of corporate boards, and is the former Chairman and Chief Executive Officer of General Electric Canada Inc. Mr. Voorheis is a lawyer and a partner in Voorheis & Co. LLP. The Board of Directors is now comprised of eight members.

On May 15, 2006, Hollinger announced it had signed a Cooperation Agreement with the United States Attorney’s Office for the Northern District of Illinois (“USAO”). In signing the Agreement, Hollinger has agreed to fully cooperate with the USAO’s ongoing investigation and prosecution of Conrad Black, Jack Boultbee, Peter Atkinson, Mark Kipnis and The Ravelston Corporation Limited. The full text of the Cooperation Agreement is appended to Hollinger's press release dated May 15, 2006.

The USAO has agreed not to prosecute Hollinger for any crimes committed by its former officers, directors or employees relating to the US$16.55 million in non-competition payments diverted from Hollinger International Inc. to Hollinger, as long as Hollinger abides by the terms of the Cooperation Agreement.

Financial Statements

Hollinger has been unable to file its annual financial statements, Management's Discussion & Analysis and Annual Information Form for the years ended December 31, 2003, 2004 and 2005 on a timely basis as required by Canadian securities legislation. Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30 in each of its 2004 and 2005 fiscal years and March 31 of its 2006 fiscal year. The Audit Committee is working with the auditors, and discussing with regulators, various alternatives to return its financial reporting requirements to current status.

Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on a non-GAAP alternative basis (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by the management of Hollinger at that time and was not audited or reviewed by Hollinger’s auditors.

Supplemental Financial Information

As of the close of business May 12, 2006, Hollinger and its subsidiaries - other than Hollinger International and its subsidiaries - had approximately US$42.9 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the May 12, 2006 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$7.11, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$112.1 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International is being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International is pledged as security in connection with the senior notes (the "Senior Notes") and the second senior notes (the "Second Senior Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited approximately C$8.7 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers. In addition, C$750,000 has been deposited in escrow with the law firm of Davies Ward Phillips & Vineberg LLP in support of the obligations of a certain Hollinger subsidiary.

As of May 12, 2006, there was approximately US$106.6 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Senior Notes outstanding.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, the Court issued two orders by which The Ravelston Corporation Limited ("Ravelston") and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, RSM Richter Inc. was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, the Court further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger (collectively, Argus Corporation Limited and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities"). The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger. The Court has extended the stay of proceedings against the Ravelston Entities to June 16, 2006. The Court has also extended the date for the submission of claims against the Ravelston Entities to May 19, 2006.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact: Lute & Company
John Lute
(416) 929-5883
jlute@luteco.com